Sajan, Inc.

625 Whitetail Blvd.

River Falls, WI 54022

April 18, 2014

Via EDGAR

Luna Bloom

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sajan, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed April 11, 2014

File No. 000-51560

Dear Ms. Bloom:

We acknowledge receipt of a verbal comment from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on April 15, 2014 with respect to Sajan, Inc.’s (the “Company”) Preliminary Proxy Statement on Schedule 14A filed on April 11, 2014 (the “Preliminary Proxy Statement”), File No. 000-51560. We submit this letter in response to such comment, and we appreciate the Staff’s prompt consideration of this response. For ease of reference, we have set forth the Staff’s comment in bold and italics and our response in plain type immediately following the comment.

1.            In light of the request for approval of a potential reverse stock split, is there any intent on the part of the Company to raise money, commence an acquisition or take similar action? If so, please provide information regarding the Company’s timeline for filing a registration statement and the effect of any such filing on the definitive proxy statement, as well as the relationship between any potential financing transaction and the reverse stock split.

            As the Company has previously disclosed in its filings with the Commission, the development and growth of its business may require additional capital in order to accelerate the development of its products, to fund future strategic investments, to respond to competitive pressures or to acquire complementary products, business or technologies. In that regard, the Company’s Preliminary Proxy Statement currently includes the following disclosure:

“●	Because the number of issued and outstanding shares of common stock will decrease as a result of the reverse stock split, the number of authorized but unissued shares of common stock will increase on a relative basis. These additional shares of authorized common stock would be available for issuance at the discretion of our Board from time to time for corporate purposes such as raising additional capital and settling outstanding obligations, acquisitions of companies or assets and sales of stock or securities convertible into or exercisable for common stock. We believe that the availability of the additional shares would provide us with additional flexibility to meet business and financing needs as they arise;”

The Company currently intends to pursue a fundraising transaction and expects to file with the Commission a Registration Statement on Form S-1 (the “Registration Statement”) relating to an offering of its securities in the near future. The timing of the transaction and the filing of the Registration Statement will be influenced by the Company’s ability to qualify for listing on the NASDAQ Capital Market or NYSE MKT in connection with such transaction, market conditions and other factors. The Company has sufficient authorized but unissued shares to accommodate current expectations for any such transaction and would not be required to use any of the authorized but unissued shares that would become available as a result of the reverse stock split. Notwithstanding current contemplation of a fundraising transaction, the Company has no commitments in place to issue any such shares or to use its capital for the other purposes mentioned above, nor is the reverse stock split a prerequisite to any future offering of Company securities. Moreover, the Company’s decision to implement the reverse stock split will be made independently of its decision to conduct an offering; the reverse stock split may be effected in the absence of conducting any offering.

If the Company files the Registration Statement prior to filing its Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”), the Company intends to amend the disclosure in the Definitive Proxy Statement to state that such Registration Statement has been filed. In such instance, because the commencement and completion of an offering would be dependent on market and other factors, the Company would also include disclosure in the Definitive Proxy Statement that there is no guarantee that any offering will be conducted pursuant to such Registration Statement or that any offering conducted pursuant to the Registration Statement will be successful. Additionally, the Company would state that any offering conducted pursuant to the Registration Statement will not be completed prior to the Company’s Annual Meeting of Stockholders on June 12, 2014 and would note that the Company will make an independent decision as to whether to conduct the reverse stock split regardless of whether an offering occurs pursuant to the Registration Statement. In the event that the Registration Statement is not filed prior to the filing of the Definitive Proxy Statement, the Company does not intend to include disclosure in the Definitive Proxy Statement regarding the Registration Statement.

We acknowledge the following:

●	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our response adequately addresses your request for information and enhanced disclosure. However, if you should require additional information or have any additional questions, please contact me at 715-426-9505 or the Company’s counsel, John Houston of Fredrikson & Byron, P.A. at 612-492-7392.

Sincerely,

/s/ Thomas Skiba

Thomas Skiba

Chief Financial Officer

cc:	John R. Houston, Fredrikson & Byron, P.A.